PLATINUM
TECHNOLOGY


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Keith Reehl                 Amy LaBan              Maria Dalesandro
PLATINUM technology, inc.   Mastering, Inc.        PLATINUM technolgoy, inc.
(630) 691-0681              (602) 657-4244         (630) 691-0771
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                            mastering
                            computers.com

         PLATINUM technology To Join  Forces  with  Mastering,  Inc. To Train IT
                             Professionals and Address Resource Shortage

         PLATINUM signs agreement to acquire leading provider of training solutions for Windows NT, Windows 95, Internet/intranets, and other IT topics


                  OAKBROOK TERRACE, IL FEBRUARY 18, 1998--PLATINUM technology, inc. (NASDAQ: PLAT) today announced that it has signed an agreement to acquire the training expert, Mastering, Inc. (NASDAQ: MASC) and its subsidiary, Mastering Computers, to help organizations address the costly and critical shortage of skilled IT personnel. This transaction will enable PLATINUM to deliver effective certification courses and training solutions for high-demand topics such as Windows NT, Windows 95, and Internet/intranet technologies, thus reinforcing PLATINUM's position as a leading provider of products and services to help manage and improve IT infrastructure. Mastering will become a part of PLATINUM technology Solutions, PLATINUM's education and consulting division.

                  Under terms of the acquisition, Mastering Computers will become a wholly-owned subsidiary of PLATINUM. PLATINUM will exchange 0.448 shares of PLATINUM common stock for each share of Mastering, Inc. common stock. Based on PLATINUM's closing price of $26.375 on February 17, 1998, the implied purchase price for Mastering is approximately $138.7 million, net of cash and option proceeds and before transaction expenses. The acquisition is subject to the filing of a registration statement with the Securities and Exchange Commission, the approval of shareholders of Mastering, and to other legal and regulatory conditions customary in such agreements. It is expected that the acquisition-- anticipated to be completed in the second quarter of 1998--will qualify as a tax-free reorganization and be accounted for as a pooling of interests.

                  "Last month the Information  Technology Association of America
(ITAA) and Virginia Tech released a report estimating that there are currently 346,000 vacant IT positions in the US alone. We have seen demand for expertise with Microsoft NT and other technologies far exceeds the supply of trained professionals," said John Shackleton, president and COO of PLATINUM technology Solutions. "Because there is such a severe shortage of qualified staff, IT training is now more important than ever. Mastering, which boasts more than 250,000 alumni, will add high-quality instructor-led workshops, 300 computer-based training courses, and a staff of 450 to PLATINUM, and will allow us to meet a broader range of training needs."

         "PLATINUM offers industry-leading consulting and training services, and is a natural complement to our organization," said Terry Graunke, chairman and CEO of Mastering, Inc. "PLATINUM's established customer relationship worldwide will help us push forward in our plans both to establish national account relationships with large corporate customers and our international expansion, two growth opportunities we've targeted for 1998."

                  Mastering and PLATINUM offer each other a number of synergies that the combined organization plans to leverage, including:

         o Strong financial position: Mastering has experienced 82 percent compounded annual growth since 1994, and it has increased its penetration of the IT training market. The company recently reported 1997 revenues of $41 million and earnings per share of $0.25. Mastering has approximately $48 million in cash and no long-term debt.

         o Direct sales group: PLATINUM technology has an extensive field sales force and a strong customer base within the Fortune 1000. PLATINUM's direct sales force would look to expand its current long-term contracts by offering multi-year training and support provided by Mastering for Microsoft operating systems, related client/server applications, and PLATINUM's own enterprise products.

         o        Presence in key international markets:  Mastering is currently
                  in  the  process  of  expanding   its  training   distribution
                  internationally. PLATINUM already has a
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
                  strong presence in the countries Mastering is targeting.

         o Telesales: PLATINUM will be able to supplement its current sales force with Mastering's telesales group, a unit of highly-trained staff that has generated over $40 million in revenue in 1997 and has successfully doubled Mastering's sales in each of the past two years.

         o        CBT  development:  Mastering's  in-house CBT development  team
                  offers   PLATINUM   experts  in  multimedia   development  for
                  PLATINUM's own products and applications.

         o Windows 98 and NT 5.0 product introductions: Mastering and PLATINUM anticipate significant training growth potential when Microsoft introduces these new products later this year.

                  Mastering's courses prepare attendees to pass stringent certification exams, including the entire series of Microsoft Certified Professional (MCP) exams required to achieve Microsoft Certified Systems Engineer (MCSE) status. Mastering's fine-tuned courseware development process can generate content-rich courses more rapidly than most education courseware providers. The Mastering process has become so successful that it is able to guarantee certification for students enrolled in Mastering courses. Using the resources supplied by Mastering as the cornerstone of a courseware development effort, PLATINUM intends to offer an extensive curriculum of certification programs, including training for Java and other emerging technologies.

About Mastering

                  Mastering,   Inc.  is  a  leading   provider  of   information
technology training to Fortune 1000 companies, universities, and large government agencies. Since 1988, Mastering Computers, the company's IT training subsidiary, has trained over 250,000 information technology professionals in its instructor-led one-day FastTrack workshops, two-day MasterTrack workshops and three-day and four-day Microsoft CertTrack training on topics including Windows NT, Windows 95, Exchange Server, TCP/IP, Internet/intranet technology, and other client server applications. Mastering Computers also offers one of the world's largest multimedia computer-based training (CBT) libraries, including both IT professional and end-user training courses focused on products from Microsoft, Netscape, Lotus Notes, and Novell that can be delivered on CD-ROM, LAN/WAN, and corporate intranets.

About PLATINUM technology Solutions

                  PLATINUM technology Solutions provides instructor-led and computer-based training for IT topics including: database administration for DB2 and Oracle, administration and use of open systems environments (including AIX, HP-UX, SunOS, and Sun Solaris); data warehouse construction, administration and use; application development (including courses on C, C++, PowerBuilder, and
PLATINUM tools); and systems management. PLATINUM technology Solutions also provides a full range of consulting services for disciplines including application development, information management (including data warehousing), online services (including Web site design and electronic commerce integration), systems management, and Year 2000 conversions.

About PLATINUM technology

                  PLATINUM technology, headquartered in Oakbrook Terrace, Illinois, provides software and services that help IT organizations manage and improve the IT infrastructure. Solutions include database and systems management, data warehousing and decision support, application infrastructure management, and Year 2000 reengineering. For information visit www.platinum.com.

                  Andrew J. (Flip) Filipowski, the president and CEO and a director of PLATINUM, is a director of Mastering. Filipowski excused himself from deliberations of the Mastering board regarding this transaction. Filipowski holds options to purchase 34,800 shares of Mastering common stock, which were granted to him in his capacity as a director of Mastering. Also, through two investment partnerships of which he is a principal, Filipowski indirectly owns more than 22,000 shares of Mastering common stock. James E. Cowie, another director of PLATINUM, is also a director of Mastering and holds options to purchase 34,800 shares of Mastering common stock. He services as a general partner of the Frontenac Company, with indirectly owns a total of approximately 3,000,000 shares of Mastering common stock. Cowie excused himself from the deliberations of PLATINUM's board with respect to PLATINUM's acquisition of Mastering. A special committee of the PLATINUM board, including neither Cowie nor Filipowski, approved this transaction. PLATINUM Venture Partners owns a total of approximately 335,000 shares of Mastering. Additionally, certain other executive officers and directors of PLATINUM indirectly own an aggregate of more than 20,000 shares of Mastering common stock.
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
                                       ###

                  All PLATINUM technology, inc. product names and product category names are trademarks of PLATINUM technology, inc. Other company names and product names referenced herein may be trademarks or registered trademarks of the respective corporation.

                  The statements in this press release regarding PLATINUM technology's plans, intentions, and expectation are forward- looking statements that involve transactions that may not occur and risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, quarterly fluctuations in the results, the management of growth, the competitive environment, and risks as detailed from time to time in the company's Securities and Exchange Commission filings, including the company's quarterly report on Form 10-Q for the quarter ended September 30, 1997.
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